EXHIBIT 99.19
                                                                   -------------


[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]



                                 PRESS RELEASE
       VERMILION ENERGY TRUST ANNOUNCES CLOSING OF NETHERLANDS TRANSACTION
                      FOR IMMEDIATE RELEASE - MAY 19, 2004


Vermilion Energy Trust (VET.UN-TSX) ("Vermilion") is pleased to announce that it has closed the previously announced $80.5 million acquisition of producing properties in the Netherlands. The transaction is effective on January 1, 2004 and the adjusted cash closing cost is approximately $65 million. Vermilion has also signed a transitional operating agreement with the vendor. The vendor will continue to operate these properties on contract to Vermilion over the next six months in order to facilitate a smooth transition of operatorship. Vermilion expects to establish fully staffed regional headquarters in Harlingen before year-end 2004.

The acquisition of 5,900 boe/d will provide an immediate 25% boost to Vermilion's production and should increase cash flow by approximately $27mm over the remaining seven months of 2004. Vermilion's capital commitment in the Netherlands for 2004 includes participation in the drilling of the Zuidwal A10 prospect. This well is targeting an expansion of the existing Zuidwal pool with gross reserve potential of 90 bcf (15 mm boe). Vermilion estimates that its 21% share in this well will cost $10 million. In the event the well is successful, the operator has agreed to sell its 21% interest to Vermilion under pre-arranged terms. The well is expected to spud in September and, if successful, should be completed by the end of 2004.

Vermilion's management is excited about the opportunities these new properties provide, and is looking forward to engaging in the Netherlands' oil and gas industry.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com